February 5, 1997




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: Amendment to Form T-3 filed by Richardson Electronics, Ltd. ("Obligor"), Commission File No. 0-12906, on January 31, 1997, for Qualification of Indenture under which Obligor's 8-1/4% Convertible Senior Subordinated Debentures will be issued

File Number 022-22261

Gentlemen:

The Obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Obligor.

RICHARDSON ELECTRONICS, LTD.


/s/ William G. Seils
Agent for Service

cc.  Pam Long  202-942-9531